:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-20251

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Crescent Banking Company
Full Name of Registrant

Former Name if Applicable

7 Caring Way
Address of Principal Executive Office (Street and Number)

Jasper, Georgia 30143
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Crescent Banking Company (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense because the Company requires additional time to complete the preparation of, and the Company’s independent registered public accountants, Dixon Hughes PLLC, will require additional time to complete their review of, the Company’s financial statements for the year ended December 31, 2008. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company expects to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, or April 15, 2009.

Due to significant and unprecedented deterioration in economic conditions during the fourth quarter of 2008, particularly weakened conditions in the housing and real estate markets, including falling real estate prices, increasing foreclosures, and rising unemployment, the Company has experienced a dramatic increase in its non-performing assets and a decrease in its earnings and capital. The Company has been actively pursuing a number of capital-raising alternatives in order to strengthen its capital position, including, without limitation, through a private placement (the “Private Placement”) of approximately $27.2 million of convertible preferred stock to a group of investors comprised of members of the Company’s management and Board of Directors, as well as several third-party investors (collectively, the “Purchasers”), and participation in the Capital Purchase Program administered by the U.S. Department of the Treasury under the Troubled Asset Relief Program.

Consummation of the Private Placement was subject to a number of closing conditions, including, without limitation, that the U.S. Department of the Treasury approve the Company’s Capital Purchase Program application. As previously disclosed, on March 3, 2009, the Company voluntarily withdrew its application to participate in the Capital Purchase Program and this condition was not waived by the Purchasers. As a result, on March 31, 2009, the Company and the Purchasers mutually agreed to terminate the purchase agreement with respect to the Private Placement, and the purchase price, which had been held in escrow, was returned to the Purchasers.

The Company devoted significant resources and time to the preparation, negotiation and implementation of these capital-raising efforts, which in turn contributed to delays in the Company’s preparation of its financial statements for the year ended December 31, 2008. Likewise, this process has required more time than in prior years due to resource constraints and issues related to the regulatory, liquidity and capital issues in connection with the Company’s wholly-owned subsidiary, Crescent Bank and Trust Company.

Due to the conditions and events discussed herein, the Company anticipates that Dixon Hughes PLLC’s report with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2008 will contain an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Donald Boggus, Jr., President and Chief Executive Officer	(678)	454-2266
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since December 31, 2007, there have been a number of important developments which have had a significant impact on the Company’s financial condition and results of operations for the year ended December 31, 2008. These developments include, without limitation, the following:

•

The Company has experienced substantial deterioration in the asset quality of its loan portfolio, due, in part, to the weakened conditions in the housing and real estate markets, which has resulted in a significant increase in the level of non-performing assets and the corresponding allowance for loan losses. The Company anticipates that its non-performing assets will total approximately $62.6 million at December 31, 2008, as compared to approximately $11.0 million at December 31, 2007. The Company’s allowance for loan losses totaled approximately $22.3 million at December 31, 2008, as compared to approximately $9.8 million at December 31, 2007.

•

The Company expects to incur a substantial net loss for the fourth quarter and year ended December 31, 2008, primarily as the result of an increase in the provisions for loan losses of approximately $23.2 million, a decrease in net interest income of approximately $12.3 million, and an increase in noninterest expenses of approximately $7.3 million, which includes a $3.4 million write-off of goodwill. The Company anticipates that its pre-tax net loss will total approximately $(33.5) million for the year ended December 31, 2008, as compared to pre-tax income of approximately $9.8 million for the year ended December 31, 2007.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements in this Form 12b-25 may constitute “forward-looking statements” for purposes of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify forward-looking statements through our use of words such as “may,” “could,” “should,” “would,” “believe,” “intend,” “continue,” “hopeful” and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements about the Company’s year-end financial statements.

These forward-looking statements are based upon information presently available to the Company’s management and are inherently subjective, uncertain and subject to change, due to any number of risks and uncertainties, including, without limitation, the risks and factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 under the captions “Special Cautionary Notice Regarding Forward-Looking Statements,” “Risk Factors,” and otherwise in the Company’s reports and filings that it makes with the Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements, since those statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this Report or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

Crescent Banking Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By:	/ s/ J. Donald Boggus, Jr.
J. Donald Boggus, Jr., President and Chief Executive Officer